

SE 13030070 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CONFIDENTIAL TREATMENT REQUESTED

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

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SEC FILE NUMBER
8-53735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 NORTH TRYON STREET, SUITE 5400
(No. and Street)

CHARLOTTE	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK J. RYAN 704-333-0528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIXON HUGHES GOODMAN LLP
(Name – *if individual, state last, first, middle name*)

6525 MORRISON BLVD SUITE 500	CHARLOTTE	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK J. RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCCOLL PARTNERS, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public Gaston County, NC
My commission expires April 11, 2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. not included
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL TREATMENT REQUESTED

Table of Contents

Page

Independent Auditors' Report 1-2

Financial Statements:

Statements of Financial Condition 3

Notes to Financial Statements 4-8



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

Report on Financial Statements
We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company"), as of December 31, 2012 and 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2013

McCOLL PARTNERS, LLC

(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2012 and 2011
(Confidential Treatment Requested)

	2012	2011
Assets		
Cash	$ 10,104,178	$ 5,586,541
Certificates of deposit	151,231	100,725
Accounts receivable, net of allowance for doubtful accounts	2,644,702	1,006,950
Accounts receivable, related party	69,795	-
Prepaid expenses	109,718	123,864
Available for sale securities, at fair value	647,178	504,740
Property and equipment, net of accumulated depreciation	264,270	244,333
Total assets	$ 13,991,072	$ 7,567,153
Liabilities and Member's Equity		
Compensation payable	$ 3,170,768	$ 2,433,334
Deferred revenue	669,724	877,206
Accounts payable and other liabilities	1,270,480	446,616
Total liabilities	5,110,972	3,757,156
Member's equity	8,880,100	3,809,997
Total liabilities and member's equity	$ 13,991,072	$ 7,567,153

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2012 and 2011
(Confidential Treatment Requested)

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a Delaware limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash – The Company considers all highly liquid investments with an original maturity of less than three months at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced losses in such deposit accounts. The Company holds approximately $7.2 million of cash in excess of the FDIC coverage but believes it is not exposed to any significant credit risk on cash and cash equivalents.

Certificates of deposit – Certificates of deposit include various certificates of deposit with an original maturity of three months or greater.

Available for sale securities – All marketable securities are considered available for sale and are recorded at fair value. Unrealized gains and losses are recorded as a component of accumulated other comprehensive income within member's equity.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $475,006 and $438,449 at December 31, 2012 and 2011, respectively. The allowance for doubtful accounts was $858,286 and $1,007,314 at December 31, 2012 and 2011, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased. Purchased property and equipment is depreciated over the respective lives of the assets. Accumulated depreciation was $705,727 and $620,257 at December 31, 2012 and 2011, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2012 and December 31, 2011 represents retainer fees paid for advisory services to be rendered in 2013 and 2012, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012. Fiscal years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events – The Company evaluated the effects subsequent events would have on the financial statements through February 27, 2013, which is the date the financial statements were available to be issued.

3. Available for Sale Securities

Available for sale securities at December 31, 2012 and 2011 are as follows:

	2012	2011
Available for Sale Securities		
Equity securities:	$ 647,178	$ 504,740

4. Commitment and Contingencies

The Company leases the Charlotte, NC office under an operating sublease which began in November 2005. The sublease has an escalating rent clause of 2.5% per year. The sublease has a term of 56 months with options to extend the term for successive 24 and 56 month periods.

The Company leases the Dallas, TX office under an operating lease which began in October 2010. The lease has an escalating rent clause of $.50/rsf each year. The lease has a term of 40 months.

The Company leases the Los Angeles, CA office under an operating lease which began in August 2012. The lease has an escalating rent clause of 3.0% per year. The lease has a term of four years.

Future minimum rental payments under all leases are as follows:

2013	$ 560,088
2014	543,786
2015	554,607
2016	517,915
2017	76,603
	$ 2,252,999

5. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

6. Related Party Transactions

The Company periodically advances funds to a limited liability company with common ownership that invests in private equity companies. Accounts receivable from this related party was $69,795 at December 31, 2012.

7. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full-time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary, and no contribution was made in 2012 and 2011.

8. Fair Value of Financial Instruments

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1: Observable inputs such as quoted prices in active markets.
- Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
- Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include a money market fund.

Assets classified as Level 3 consist of funds invested in a private equity fund and are valued based on the fund's net asset value, or fair value of the fund's assets, less any liabilities. The fund's assets consist primarily of corporate bonds and notes, mortgage-backed securities, asset-backed securities, and residential and commercial real estate loans. Corporate bonds and notes and certain mortgage-backed and asset-backed securities are valued by pricing service providers that use broker dealer quotations, reported trades or valuation estimates from their internal pricing models. Other mortgage-backed and asset-backed securities and all residential and commercial real estate loans do not have readily available markets. Accordingly, these assets are valued based on an income approach using a discounted cash flows analysis. All investments in the private equity fund are considered Level 3.

The following tables set forth by level within the fair value hierarchy the Plan's assets accounted for at fair value on a recurring basis as of December 31, 2012 and 2011.

	Fair Value as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Money Market Fund	$ 96,284	$ -	$ -	$ 96,284
Private Equity Fund*	-	-	500,894	500,894
Total	$ 96,284	$ -	$ 500,894	$ 647,178

	Fair Value as of December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Money Market Fund	$ 296,213	$ -	$ -	$ 296,213
Private Equity Fund*	-	-	208,527	208,527
Total	$ 296,213	$ -	$ 208,527	$ 504,740

* Represents investment in a private equity fund focused on purchasing distressed mortgage-backed securities (residential and commercial). The fund also invests in residential and commercial performing and non-performing loans and bank equity. There are restrictions on transferring interests in the Fund and it has limited liquidity provisions.

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2012 and 2011.

The following table illustrates the activity of Level 3 assets measured at fair value on a recurring basis for the private equity fund:

	2012	2011
Balance, January 1	$ 208,527	$ -
Purchases	200,000	203,823
Total gains		
Realized	29,610	8,508
Unrealized	129,731	(9,860)
Net investment interest income	28,068	9,206
Change in Carried Interest Allocation	(36,767)	-
Expenses	(8,275)	(3,150)
	$ 550,894	$ 208,527

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9. Sales Concentrations

Six customers accounted for approximately 79% of the total accounts receivable balance at December 31, 2012. Two customers accounted for approximately 39% of the total accounts receivable balance at December 31, 2011.